April 7, 2005

Mail Stop 0306

William Lockwood, President
Ovation Products Corporation
395 Dunstable Road
Nashua, New Hampshire 03062

Re: Ovation Products Corporation
        Registration Statement on Form 10-SB
        Amendment No. 1 Filed March 24, 2005
        File No. 0-51145

Dear Mr. Lockwood:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Prior comments refers to our letter dated March 2, 2005. Page references are to the marked copy furnished.

Item 1. Description of Business

1.   We note your response to prior comment 1. Please be advised that we will issue comments in a separate letter regarding your application.

2.   We note your response to comment 23. As previously requested, discuss the material terms of the strategic alliance agreement. For example, we note Exhibit 1.1 of Exhibit 10.3.

The Water's Purification and Treatment Industry – Page 4

3.   Please supplementally provide support for the industry data in the first three paragraphs of this section.

4.   Please supplementally advise where you responded to the first sentence of comment 6.

Ovations's Technology – Page 8

5.   We note your added diagram and explanation of your process. Please revise to provide a narrative discussion of the diagram presented that can readily understood by readers not already familiar with water distillation technology. Please also consider whether a schematic representation alone adequately illustrates the mechanical aspects of your technology.

6.   Please revise to clarify how your process technology differs from the "traditional distillation appliance" as described in the first paragraph. For example, is the vacuum chamber a key distinction?

7.   Please revise to explain the mechanics, operation, and advantages of the "rotary heat exchanger." Is this a key distinction from current technology?

8.   Revise to explain how your technology achieves the claimed operating cost advantages over current technology.

9.   Revise to clarify which costs are included in the $0.004 per gallon figure. For example, you refer to $0.50 per gallon as the "operating cost" of current technology. Are all other costs associated with the distillation process, such as waste disposal, similar regardless of process utilized?

Research and Development – Page 12

10.   Please disclose the expiration date of your material patents.

Management's Discussion – Page 22

11.   Please revise the disclosure to discuss the information in Notes 1, 13 and 15 to the
        financial statements concerning your operating and financing plans.

Item 3. Description of Property

12.   We note your response to prior comment 16. Please supplementally advise, with
        a view to disclosure, the need to raise $4 million and whether the amount is part
        of the $5 million referred to on pages 15 and 23 or in addition to the $5 million.

Notes to Financial Statements – Page F-7

Patents – Page F-9

13.   We see your response to our prior comment no. 34. We also see that you
        capitalize outside legal fees to obtain new patents. Typically, outside legal fees to
        develop new internal patents are expensed as incurred because they do not
        represent payments that will result in probable future economic benefits. Please
        tell us how your current patent cost capitalization policy complies with generally
        accepted accounting principles. Confirm any legal or other costs capitalized are
        expensed if the patent application they relate to is unsuccessful or the patent is
        otherwise impaired. Revise your filing as necessary based on our comment.

Intangible assets – Page F-9

14.   We see your response to our prior comment no. 33. We also see your disclosure
        that you review the carrying value of definite-lived, amortizable intangible assets
        for impairment at least annually or if other circumstances indicate a potential
        impairment in accordance with SFAS 142. Note that definite-lived intangible
        assets are reviewed for impairment in accordance with paragraphs 7-24 of SFAS
        144. Refer to paragraph 15 of SFAS 142, as amended. Revise your disclosure to
        clearly indicate how you *assess* and *measure* impairments of your definite-lived
        intangible assets.

Note 8. Series A. Convertible Preferred Stock – Page F-19

William Lockwood, President
Ovation Products Corporation
April 7, 2005
Page 4

15.   We note your response to our prior comment no. 38. We note you determined
        that a beneficial conversion feature did not exist for each issuance of preferred
        stock because the conversion feature was "out of the money." We also note within
        your response that you estimated the fair value of your common stock based upon
        the decrease in your convertible preferred stock price. Please revise this filing to
        disclose the methodology that you utilized in determining whether or not a
        beneficial conversion feature existed for each of your preferred stock issuances
        including how you determined the fair value of your common stock.

Part III – Exhibits

16.   Please file all material contracts not previously filed. For example, we note you
        have amended certain agreements, and recently signed agreements with Brimberg
        & Company and with Ardour Capital Investments.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        You may contact Tara Harkins at (202) 824-5496 or Jay Webb at (202) 942-1812
if you have questions regarding comments on the financial statements and related
matters. Please contact Alan Morris at (202) 942-1980 or me at (202) 942-1927 with any
other questions.

                                        Sincerely,

                                        Thomas Jones
                                        Senior Counsel

cc. Anna T. Pinedo (Morrison & Foerster)
VIA FAX (212) 468-7900